Vivendi Universal, CANAL+ Group, Lagardere: Draft agreement on the acquisition by Lagardere of a 20% stake in CANAL+ France IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

Draft agreement on the acquisition by Lagardere of a 20% stake in CANAL+ France Acquisition by Lagardere of a 20% stake in CANAL+ France by: transferring its 34% stake in CANALSAT; buying additional shares in CANAL+ France from CANAL+ Group for an amount of €525 million in cash CANAL+ France will combine all CANAL+ Group's and TPS's Pay-TV assets in France: The CANAL+ Premium platform ("Le Bouquet") 100% of CANALSAT 100% of TPS MultiThematiques, Sport+ and Kiosque MediaOverseas CANAL+ Active

This transaction is the second step of the Pay-TV combination announced in December 2005 between Vivendi Universal, TF1 and M6 with the aim of creating a leader in the French broadcasting industry This transaction follows an industrial logic. It will allow: the full integration of 100% of CANALSAT within CANAL+ France Lagardere's participation, along with the other shareholders (VU / CANAL+ Group, TF1, M6), to the optimal development of the new entity CANAL+ France CANAL+ France will be a leader in French broadcasting, contributing to growing and broadening the Pay-TV industry to the benefit of consumers

Shareholding Structure 100% 9,9% 5,1% 65% 20% CANAL+ France

Other Transaction Elements (1) Lagardere will have a call option on an additional 14% stake in CANAL+ France: exercisable at market value with a floor value at €1,050m, corresponding to €7.5bn for 100% of CANAL+ France equity exercisable 3 years after closing of the transaction (simultaneously to the put options TF1 and M6 will be able to exercise on their stakes in CANAL+ France) Exit rights: Lagardere has the right to obtain liquidity for its stake via an IPO, under certain circumstances Under certain circumstances related to the approval of the TPS combination by anti-trust authorities and to Lagardere's specific assets, and only in this case, Lagardere has the right to exit from CANALSAT by selling before December 31, 2006 its entire stake to Vivendi Universal / CANAL+ Group for €985m (including €126m for its pro-rata share of cash).

Preemption right: Vivendi Universal / CANAL+ Group have a preemption right over Lagardere's stake Over bidding right: Lagardere will have an over bidding right if Vivendi Universal / CANAL+ Group were to dispose one day of its stake in CANAL+ France Control: Vivendi Universal, via CANAL+ Group, will have exclusive control of the new company Structure of the Supervisory Board (11 seats in total): Vivendi Universal / CANAL+ Group: 7 Lagardere Group: 2 Independent industry representative: 1 Representative of shareholder employees: 1 Other Transaction Elements (2)

Timing Elements - Closing of the agreement Consultation with the representative labor relation bodies Notification of the transaction to anti-trust authorities Notification of change of ownership to the CSA (French Broadcasting Authority) Until closing, CANAL+ Group and TPS retain full autonomy Expected closing date: 3rd quarter 2006

This presentation contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: Vivendi Universal, Lagardere, TF1 and M6 will not be able to obtain the regulatory approvals, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward- looking statements. Important Legal Disclaimer